Exhibit 99.1

Resignation submitted by a member of the Board of Directors of Ecopetrol

Ecopetrol (BVC: ECOPETROL; NYSE: EC) reports that on December 21, 2017, Dr. Ana Milena López Rocha submitted her resignation from her position as principal member and not independent of the Board of Directors of the Company. The Board of Directors of Ecopetrol acknowledged the resignation on December 22, 2017.

Bogotá D.C., December 22, 2017

-----------------------------------------

This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forwardlooking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements

For further information contact:

Capital Markets Manager

María Catalina Escobar

Teléfono: +571-234-5190

Correo electrónico: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Teléfono: + 571-234-4329

Correo electrónico: mauricio.tellez@ecopetrol.com.co